Mercedes-Benz Auto Lease Trust 2021-B
Investor Report

Amounts in USD

Dates

Collection Period No.	31			
Collection Period (from... to)	1-Dec-2023	31-Dec-2023		
Determination Date	11-Jan-2024			
Record Date	12-Jan-2024			
Payment Date	16-Jan-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2023	16-Jan-2024	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2024	15-Dec-2023	15-Jan-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	452,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	452,600,000.00	40,799,517.76	0.00	40,799,517.76	90.144759	0.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	114,985,952.68	5,134,047.32	42.740987	0.957259
Total Note Balance	**1,289,920,000.00**	**160,919,517.76**	**114,985,952.68**	**45,933,565.08**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**340,994,460.20**	**295,060,895.12**			
present value of lease payments	683,921,034.56	55,535,007.42	47,290,316.01			
present value of Base Residual Value	786,078,495.56	285,459,452.78	247,770,579.11			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.400000%	13,599.84	0.030048	40,813,117.60	90.174807
Class A-4 Notes	0.510000%	51,051.00	0.425000	5,185,098.32	43.165987
Total		**64,650.84**		**$45,998,215.92**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,396,499,553.61**	**267,494,483.69**	**221,560,918.61**

Available 2021-B Collections

Lease Payments Received	7,370,848.82
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,228,551.32
Net Sales Proceeds-scheduled terminations	29,238,714.80
Excess wear and tear included in Net Sales Proceeds	24,847.30
Excess mileage included in Net Sales Proceeds	110,586.87
Subtotal	**53,838,114.94**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	195,718.65
Total Available Collections	**54,033,833.59**

Distribution on the Exchange Note

(1) Total Servicing Fee		284,162.05
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(0.52%)	115,914.28
(3) Exchange Note Principal Distributable Amount		45,933,565.08
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		7,700,192.18
Total Distribution		**54,033,833.59**

Available Funds ABS Notes

Total Exchange Note Payments	46,049,479.36
Reserve Account Draw Amount	0.00
Total Available Funds	**46,049,479.36**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	64,650.84
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	45,933,565.08
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	51,263.44
Total Distribution	**46,049,479.36**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	284,162.05	284,162.05	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	64,650.84	64,650.84	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	13,599.84	13,599.84	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	64,650.84	64,650.84	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	45,933,565.08	45,933,565.08	0.00
Principal Distribution Amount	45,933,565.08	45,933,565.08	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,019.90
minus Net Investment Earnings	13,019.90
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,019.90
Net Investment Earnings on the Exchange Note	
Collection Account	182,698.75
Investment Earnings for the Collection Period	195,718.65

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	340,994,460.20	10,951
Principal portion of lease payments	5,643,381.11	
Terminations- Early	14,343,895.91	
Terminations- Scheduled	24,778,088.83	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,168,199.23	
Securitization Value end of Collection Period	295,060,895.12	9,590

Pool Factor	20.07%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.56%
Weighted Average Remaining Term (months)	29.51	7.40
Weighted Average Seasoning (months)	11.34	37.12
Aggregate Base Residual Value	917,070,196.49	256,971,068.48
Cumulative Turn-in Ratio		21.61%
Proportion of base prepayment assumption realized life to date		90.61%
Actual lifetime prepayment speed		0.80%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	290,791,962.92	9,471	98.55%
31-60 Days Delinquent	3,065,607.18	85	1.04%
61-90 Days Delinquent	943,011.03	26	0.32%
91-120 Days Delinquent	260,313.99	8	0.09%
Total	295,060,895.12	9,590	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.408%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	655,988.16	16	35,359,823.74	902
Liquidation Proceeds	372,360.09		29,451,737.75	
Recoveries	131,455.29		5,936,879.99	
Principal Net Credit Loss / (Gain)	152,172.78		(28,794.00)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.574%	
Prior Collection Period	0.495 %	
Second Prior Collection Period	(0.319%)	
Third Prior Collection Period	(0.397%)	
Four Month Average	0.088%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.002)%

Average Net Credit Loss / (Gain)   (31.92)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	39,634,195.81	1,345	715,790,329.71	22,503
Sales Proceeds and Other Payments Received	45,899,888.03		837,152,512.44	
Residual Loss / (Gain)	(6,265,692.22)		(121,362,182.73)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(23.642)%	
Prior Collection Period	(23.998%)	
Second Prior Collection Period	(18.859%)	
Third Prior Collection Period	(15.041%)	
Four Month Average	(20.385)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (8.256)%

Average Residual Loss / (Gain)   (5,393.16)